SWIFT Rails



Swift Rails is a new type of on-demand transit that is
5x faster and 40x cheaper than conventional light-rail.

Please click here to view our 55 second video

SWIFTRails.com

# Cautionary Notes

*Forward-looking Statement Disclaimer*

This presentation contains "forward-looking statements" within the meaning of the term set forth in the Private Securities Litigation Reform Act of 1995. The forward-looking statements include statements or expectations regarding management's ability to position the Company to fulfill its significant potential for future growth and profitability, the Company's ability to successfully complete the demonstration project at Clarkson University, the Company's ability to implement its technology in full-scale applications, the Company's ability to fund its operations, the Company's expansion to other projects, the Company's ability to foster and develop relationship with entities in the transportation space, expectations relating to the Company's performance and effectiveness of its leadership teams expected to work in transportation markets, ability to compete well in transportation markets, and other related matters. These statements reflect the Company's current views of future events and financial performance and are subject to a number of risks and uncertainties, including its ability to raise enough capital to fund its operations and complete the development of its technology, ability to implement strategic initiatives and business plans. Actual results, performance or achievements may differ materially from those expressed or implied in the forward-looking statements. Additional risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, decreased economic activity relating to Covid-19, the loss of pending or future bids for new business, termination of vendor or parnter relationships, cost increases and project cost overruns, unforeseen schedule delays, poor performance by its subcontractors, cancellation of projects, competition, failure to attract and retain highly-qualified personnel, changes in the economic and social and political conditions in the United States.

Other important factors that may cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company's filing with the SEC.  Any forward-looking statement speaks only as of the date of this presentation. Except as may be required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and you are cautioned not to rely upon them unduly.

# Traffic & Pollution Keep Getting Worse

**Traffic sucks**
- 8.8 billion hours (1 million years!) wasted annually in the U.S. alone
- Then you have to find a place to park

**It's dangerous**
- #1 cause of death of 5 to 29-year olds



**Largest single source of carbon**
- 5.8 gigatons annually

**Number of vehicles is doubling every 20 years**
- Running out of space for roads and parking

**Transit should be the solution, but it's not working**
- Prohibitively expensive, decade long projects
- Slow, inconvenient and uncomfortable

# A Better Way to Travel – 1,2,4 at a Time!



**40 Times Cheaper**
Compared to conventional transit

**5 Times Faster**
On-demand, no wait

**Comfortable**
Private vehicle, first class seat

**Exceptionally Efficient**
500mpg equivalent, zero emissions

**Elevated Ultra-Light Rail**
Small footprint, 12-15 feet above traffic and everything else

*SWIFTRails.com*

# Superior Design



**Very low rolling resistance**

- Hard polyurethane wheels rolling on tubular steel track
- Vehicle and passengers can be pushed with one finger!

**Great aerodynamics**

- Low drag coefficient and small frontal cross-sectional area

**Ultra lightweight vehicles**

- 8x lighter than average car
- 134x lighter than average light rail car

**Extremely energy efficient vehicles**

- 100 mph speed possible at 5hp
- Faster acceleration for the energy expended
- Light weight (lowest-cost) elevated rail

U.S. and global patents pending

*SWIFTRails.com*

# Profitable at Low Volumes, *Awesome at Scale*

**Swift Rails is lower cost than transit from day one**

**Soon we expect to be cheaper than roads**

**At scale we expect to be be the lowest cost and best transportation for the average trip**





*Projections are not guaranteed

*SWIFTRails.com*

# Positioned to Win in a Massive Untapped Market

*Due to prohibitive cost, less than 5% of suitable cities have transit systems*

> ## Potential Global Market: 4,200 cities
>
> Potential *Annual Recurring Fare Revenue\**:
> ## $154 billion

**Global passenger miles = 24 trillion**

**Annual passenger trips = 5 trillion**

| Mode | Estimated Operator Cost for 5-mile Ride | |
|------|------|------|
| *Swift Rails* | $0.50 | (at scale) |
| Cars | $3.00 | (road costs not included) |
| Light-rail / Bus | $6.00 | (includes 70% fare subsidy) |
| Uber | $7.70 | (road costs not included) |
| Air Taxis | $15.00 | |

*\*Customer acquisition estimated to cost $100k with initial annual revenue of $3-8M that would be expected to grow*

*SWIFTRails.com*

# Track to Commercialization

1. **Start simply with Clarkson University***

2. **Expand with easy-to-build high value applications**

3. **Larger, and adjacent, sales and installs become easier with volume**

4. **Organic growth accelerates as network spreads**

**Global
Cities & Countries**

**Clarkson University
Potsdam, NY***
Private land
Early adopters
Engineering leader

**1**

**Potsdam, NY***
Connect town to
local universities

**1**

**Niagara Falls, NY***
Great building site
Solves traffic problems
International exposure

**2**

**Add-on Lines**
Connect other towns,
businesses, attractions

**3**

**Small U.S. Cities**
Provided much needed
transit

**3**

**Large U.S. Cities**
Connect to existing
transit infrastructure

**4**



*Projects we believe are likely to happen, but there is no guarantee

8

**SWIFTRails.com**

# Huge New Space - No Established Competition

*SWIFT Rails has the best design and the lowest costs*



**Our big key advantages:**

- Passenger focused design, "first-class" comfort; privacy

- Engineered for high performance and low cost

- Small, flexible footprint

- Very strong team with proven experience selling to MPOs, governments, universities and international markets

**Others see the opportunity, none are well established**

1. Have raised $10+ million; ~$100M valuation with no operating installations; former Google CEO Eric Schmidt is an investor through his VC firm Innovation Endeavors

*SWIFTRails.com*

# SWIFT Rails vs. Other Transportation

Legend: red (worst), orange (in between), green (best)

| Criterion |  SWIFT Rails | Other PRT[1] | Light Rail / Bus[2] | Car / Light Truck[3] | Self-Driving Taxis | Air Taxis | Uber |
|---|---|---|---|---|---|---|---|
| **Cost to rider** (per 16-mile trip – average commute each way) | $4 | $6 | $7 | $10 | $10 | $30 | $35 |
| **Convenience** (on-demand with no / minimal wait time) | | | | | | | |
| **Journey time** (rush hour or bad weather) | | | | | | | |
| **Passenger throughput** (during peak periods) | | | | | | | |
| **Climate impact** (GHG emissions, energy efficiency) | | | | | | | |
| **Privacy & comfort** (no strangers, crowding, hard seating) | | | | | | | |
| **Resilience** (pandemic, extreme snow, flooding) | | | | | | | |
| **Safety** (human and animal deaths and injuries) | | | | | | | |

1. Personal Rapid Transit
2. Light-rail / Bus is subsidized 65-70% by federal and state government / tax-payers
3. Does not include cost road construction and maintenance

SWIFTRails.com

# Seasoned Executive Team



**Chief Executive Officer– Kevin Neumaier, PE**

Previously CEO of a $169M publicly traded global environmental and engineering consulting company

Led 1,600 global employees with projects in over 100 countries to record-setting revenue and profitability

Designed a ride-sharing program that was sold to 42 U.S. transit agencies and MPOs



**Chief Design Officer – James Enright**

Quick taking theories to design physical products, excellent manufacturing knowledge

Wide range of vehicle systems experience, including electric and hydraulics



**Chief Operating Officer – Tony Gale, MBA, PMP, ITIL**

Experienced in all aspects of transportation hardware, software and SaaS for Transit

Successfully scaled a ride-sharing startup offering services to over 10 million people



**Chief Financial Officer – Daryl Anderson, CFA**

Experienced with complex financial structures and financial risk management

Former investor relations and business advisor to multiple publicly traded firms



**Chief Safety Officer – Mark Cotter, CSP, CIH**

Over 30 years of global Environmental, Health and Safety experience

Permitting expert at federal, state and local level

> **Globally recognized sustainability experts**
>
> **Successfully scaled a transportation start-up**
>
> **Extensive transportation experience**
>
> **Experience doing business in over 100 countries**
>
> **Successfully led large global enterprise**

*SWIFTRails.com*

# Milestones and Funding

**We are seeking funding to prove our engineering at scale and accelerate business development**

| Targeted Outcomes | 6 months | 12 months | 18 months | 24 months |
|---|---|---|---|---|
| Further develop switch mechanisms | ███████████ | | | |
| Build out and test control software | ███████████ | | | |
| Prove at scale at Clarkson University | ███████████████████ | | | |
| Continue developing proposed public routes | ███████████████████████████████████████ | | | |
| Expand sales pipeline | ███████████████████████████████████████ | | | |
| Expand U.S. and global patent portfolio | ███████████████████████████████████████ | | | |
| Position for rapid expansion | | ██████████████████████████████ | | |



Supplemental Information

# Progress to Date

Built test track and full-scale vehicle prototype – 1,000+ rider touch tests

Surveyed riders' willingness to use /pay and received a hugely positive response

Secured Letter of Support from the President of Clarkson University to build our Showcase Demonstration Project on their campus

Regional MPO and key stakeholder support for Niagara Falls, NY project

Developed partnerships that deeply enhance key capabilities:







**Development Partner**          **Motors, Technology and Support**          **Showcase Project Partner**

*SWIFTRails.com*

# Contact Info & References

*Kevin Neumaier CEO*
*kneumaier@swiftrails.com*

*Tony Gale COO*
*tgale@swiftrails.com*

*Daryl Anderson CFO*
*danderson@swiftrails.com*

Swift Rails' Impact Statement: **World Changing Impact by rethinking transportation**

| Slide | Reference |
| --- | --- |
| 2 | https://static.tti.tamu.edu/tti.tamu.edu/documents/mobility-report-2019.pdf<br>https://wardsintelligence.informa.com/WI058630/World-Vehicle-Population-Rose-46-in-2016<br>2017 EPA numbers https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions<br>U.S. Department of Transportation, 2012<br>IEA 2016 |
| 6 | https://www.eia.gov/todayinenergy/detail.php?id=26192<br>http://documents.worldbank.org/curated/en/594771468024850796/pdf/557730WP0P11791June020091EN105jan10.pdf<br><br>Potential revenue assumes 4,000 small cities wth 30 3-mile lines per city, 42,000  boardings per weekday,  and 200 large cities with 45 4-mile lines per city, 108,000 boardings per weekday, $3.00/ride, 270 days/year |
| 8 | https://exchange.aaa.com/wp-content/uploads/2019/09/AAA-Your-Driving-Costs-2019.pdf<br>https://www.newgeography.com/content/006415-transport-costs-subsidies-mode<br>https://techcrunch.com/2018/05/08/heres-how-much-ubers-flying-taxi-service-will-cost/<br>https://www.cnbc.com/2019/06/13/lilium-five-seater-electric-air-taxi-how-much-does-a-ride-cost.html |